Exhibit 99.1

MANNATECH, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2008
Deducted from asset accounts:
Allowance for Doubtful Accounts	$877	23	—	(877)	$23
Allowance for Obsolete Inventories	$526	1,321	—	(1,170)	$677
Valuation allowance for deferred tax assets	$743	189	—	—	$932
Year Ended December 31, 2009
Deducted from asset accounts:
Allowance for Doubtful Accounts	$23	33	—	(40)	$16
Allowance for Obsolete Inventories	$677	1,544	—	(848)	$1,373
Valuation allowance for deferred tax assets	$932	1,358	—	—	$2,290
Year Ended December 31, 2010
Deducted from asset accounts:
Allowance for Doubtful Accounts	$16	51	—	(46)	$21
Allowance for Obsolete Inventories	$1,373	2,266	—	(2,078)	$1,561
Valuation allowance for deferred tax assets	$2,290	2,002	—	(233)	$4,059